

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 7, 2018

Ricardo Ramos
Chief Financial Officer and Vice President of Corporate Services
Chemical & Mining Company of Chile Inc.
El Trovador 4285, 6th floor
Santiago, Chile

> **Re: Chemical & Mining Company of Chile Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2017**
> **Filed April 19, 2018**
> **File No. 033-65728**

Dear Mr. Ramos:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and
Mining

cc: Gerardo Illanes